As filed with the Securities and Exchange Commission on December 23, 2014.

Registration Nos. 333-89661;

811-09645

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 139	☒
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 140	☒

(Check Appropriate Box or Boxes)

COLUMBIA FUNDS SERIES TRUST

(Exact Name of Registrant as Specified in Charter)

225 Franklin Street, Boston, Massachusetts 02110

(Address of Principal Executive Officers) (Zip Code)

Registrant’s Telephone Number, Including Area Code: (800) 345-6611

Christopher O. Petersen, Esq.

c/o Columbia Management Investment Advisers, LLC

225 Franklin Street,

Boston, Massachusetts 02110

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

This Post-Effective Amendment relates to all series of the Registrant.

EXPLANATORY NOTE

This Post-Effective Amendment No. 139 to the Registration Statement on Form N-1A (File No. 333-89661) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. Accordingly, this Post-Effective Amendment No. 139 consists only of a facing page, this explanatory note, and Part C of the Registration Statement on Form N-1A. This Post-Effective Amendment No. 139 does not change the form of any prospectus or Statement of Additional Information including in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 139 shall become effective upon filing with the SEC.

PART C. OTHER INFORMATION

ITEM 28.	Exhibits

(a)(1)	Certificate of Trust dated October 22, 1999 is incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (a)(1)), filed on February 10, 2000.

(a)(2)	Certificate of Amendment of Certificate of Trust dated September 21, 2005, is incorporated by reference to Post-Effective Amendment No. 41 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (a)(2)), filed on November 21, 2005.

(a)(3)	Second Amended and Restated Declaration of Trust dated March 2, 2011, is incorporated by reference to Post-Effective Amendment No. 90 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (a)(3)), filed on March 30, 2011.

(b)	Not Applicable.

(c)	Articles III and VII of Registrant’s Second Amended and Restated Declaration of Trust dated March 2, 2011 define the rights of holders of securities being registered.

(d)(1)	Investment Management Services Agreement between Columbia Management Investment Advisers, LLC and the Registrant, dated May 1, 2010, is incorporated by reference to Post-Effective Amendment No. 82 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (d)(1)), filed on May 28, 2010.

(d)(1)(i)	Amendment No. 1 to Investment Management Services Agreement between Columbia Management Investment Advisers, LLC and the Registrant, dated February 28, 2011, is incorporated by reference to Post-Effective Amendment No. 93 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (d)(1)(i)), filed on May 27, 2011.

(d)(1)(ii)	Amendment No. 2 to Investment Management Services Agreement between Columbia Management Investment Advisers, LLC and the Registrant, dated January 23, 2013, is incorporated by reference to Post-Effective Amendment No. 113 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (d)(1)(ii)), filed on February 28, 2013.

(d)(1)(iii)	Exhibit A, as of December 16, 2013, to Investment Management Services Agreement between Columbia Management Investment Advisers, LLC and the Registrant, is incorporated by reference to Post-Effective Amendment No. 129 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (d)(1)(iii)), filed on May 30, 2014.

(d)(2)	Investment Sub-Advisory Agreement among Columbia Management Investment Advisers, LLC, Marsico Capital Management, LLC and the Registrant, dated May 1, 2010, last amended January 23, 2014, is incorporated by reference to Post-Effective Amendment No. 129 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (d)(2)), filed on May 30, 2014.

(d)(3)	Amended and Restated Subadvisory Agreement, dated June 11, 2008, last amended January 16, 2013, between RiverSource Investments, LLC, now known as Columbia Management Investment Advisers, LLC, and Threadneedle International Limited (“Threadneedle”), is incorporated by reference to Post-Effective Amendment No. 39 to Registration Statement No. 333-146374 of Columbia Funds Variable Series Trust II on Form N-1A (Exhibit (d)(27)), filed on May 15, 2014.

(e)(1)	Distribution Agreement between Columbia Management Investment Distributors, Inc. and the Registrant, dated September 7, 2010, is incorporated by reference to Post-Effective Amendment No. 88 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (e)(2)), filed on September 27, 2010.

(e)(2)	Schedule I, as of April 11, 2014, to Distribution Agreement between Columbia Management Investment Distributors, Inc. and, the Registrant, dated September 7, 2010, is incorporated by reference to Post-Effective Amendment No. 129 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (e)(2)), filed on May 30, 2014.

(e)(3)	Form of Mutual Fund Sales Agreement is incorporated by reference to Post-Effective Amendment No. 63 to Registration Statement No. 2-72174 of RiverSource Bond Series, Inc. on Form N-1A (Exhibit (e)(2)), filed on July 9, 2010.

(f)	Deferred Compensation Plan, adopted as of December 31, 2011, is incorporated by reference to Post-Effective Amendment No. 52 to the Registration Statement No. 333-131683 of Columbia Funds Series Trust II on Form N-1A (Exhibit (f)), filed on February 24, 2012.

(g)	Second Amended and Restated Master Global Custody Agreement between each of the funds listed on Schedule A thereto and JPMorgan Chase Bank, N.A. , is incorporated by reference to Post-Effective Amendment No. 93 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (g)(3)), filed on May 27, 2011.

(h)(1)	Administrative Services Agreement between the Registrant, the other parties listed on Schedule A and Columbia Management Investment Advisers, LLC, dated December 16, 2013, is incorporated by reference to Post-Effective Amendment No. 37 to Registration Statement No. 333-40265 of Columbia Funds Variable Insurance Trust I on Form N-1A (Exhibit (h)(1)), filed on April 28, 2014.

(h)(2)	Amended and Restated Transfer and Dividend Disbursing Agent Agreement among Columbia Management Investment Services Corp., the Registrant and Columbia Funds Master Investment Trust, LLC, dated April 27, 2011, is incorporated by reference to Post-Effective Amendment No. 98 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (h)(2)), filed on July 29, 2011.

(h)(2)(i)	Schedule A and Schedule B, as of November 1, 2014, to Amended and Restated Transfer and Dividend Disbursing Agent Agreement by and between the Registrant and Columbia Management Investment Services Corp., dated as of April 27, 2011, are filed herewith as Exhibit (h)(2)(i) to Post-Effective Amendment No. 139 to Registration Statement No. 333-89661 of the Registrant on Form N-1A.

(h)(3)	Amended and Restated Plan Administration Services Agreement among Columbia Management Investment Services Corp., the Registrant and Columbia Funds Series Trust I, dated as of September 7, 2010, amended and restated November 1, 2012, relating to Class K shares (formerly known as Class R4 shares), is incorporated by reference to Post-Effective Amendment No. 111 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (h)(3)), filed on November 7, 2012.

(h)(4)	Amended and Restated Fee Waiver and Expense Cap Agreement between Columbia Management Investment Advisers, LLC, Columbia Management Investment Distributors, Inc., Columbia Management Investment Services Corp. and the Registrant, dated May 2, 2011, is incorporated by reference to Post-Effective Amendment No. 94 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (h)(5)), filed on June 28, 2011.

(h)(4)(i)	Restated Schedule A, effective April 11, 2014, to the Amended and Restated Fee Waiver and Expense Cap Agreement between Columbia Management Investment Advisers, LLC, Columbia Management Investment Distributors, Inc., Columbia Management Investment Services Corp. and the Registrant dated May 2, 2011, is incorporated by reference to Post-Effective Amendment No. 37 to Registration Statement No. 333-40265 of Columbia Funds Variable Insurance Trust I on Form N-1A (Exhibit (h)(14)(i)), filed on April 28, 2014.

(h)(5)	Agreement and Plan of Reorganization dated December 20, 2010, is incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement No. 333-170369 of the Registrant on Form N-14 (Exhibit (4)), filed on July 22, 2011.

(h)(6)	Agreement and Plan of Reorganization dated October 9, 2012, is incorporated by reference to Post-Effective Amendment No. 117 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (h)(9)), filed on May 30, 2013.

(i)	Opinion of Goodwin Procter LLP, is incorporated by reference to Post-Effective Amendment No. 119 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (i)), filed on June 27, 2013.

(j)	Consent of PricewaterhouseCoopers LLP: Not applicable.

(k)	Omitted Financial Statements: Not Applicable.

(l)	Initial Capital Agreement: Not Applicable.

(m)(1)(i)	Shareholder Servicing and Distribution Plan for Registrant’s Class A Shares is incorporated by reference to Post-Effective Amendment No. 68 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (m)(1)), filed on July 29, 2008.

(m)(1)(ii)	Restated Exhibit I to Shareholder Servicing and Distribution Plan for Registrant’s Class A Shares, effective April 11, 2014, is incorporated by reference to Post-Effective Amendment No. 129 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (m)(1)(ii)), filed on May 30, 2014.

(m)(2)(i)	Distribution Plan for certain Fund share classes of the Registrant is incorporated by reference to Post-Effective Amendment No. 88 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (m)(2)), filed on September 27, 2010.

(m)(2)(ii)	Restated Exhibit I to Distribution Plan, effective April 11, 2014, is incorporated by reference to Post-Effective Amendment No. 129 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (m)(2)(ii)), filed on May 30, 2014.

(m)(3)(i)	Shareholder Servicing Plan for certain Fund share classes of Registrant is incorporated by reference to Post-Effective Amendment No. 88 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (m)(3)), filed on September 27, 2010.

(m)(3)(ii)	Restated Exhibit I to Shareholder Servicing Plan effective April 11, 2014, is incorporated by reference to Post-Effective Amendment No. 129 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (m)(3)(ii)), filed on May 30, 2014.

(m)(4)(i)	Shareholder Servicing Plan Implementation Agreement between Registrant and Columbia Management Investment Distributors, Inc.is incorporated by reference to Post-Effective Amendment No. 82 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (m)(4)), filed on May 28, 2010.

(m)(4)(ii)	Restated Schedule I to Shareholder Servicing Plan Implementation Agreement, dated March 14, 2012, is incorporated by reference to Post-Effective Amendment No. 102 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (m)(4)(ii)), filed on March 23, 2012.

(m)(5)	Shareholder Servicing Plan for Registrant’s Class T shares is incorporated by reference to Post-Effective Amendment No. 89 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (m)(5)), filed on December 8, 2010.

(m)(6)	Shareholder Servicing Plan Implementation Agreement for Registrant’s Class T shares between the Registrant and Columbia Management Investment Distributors, Inc. is incorporated by reference to Post-Effective Amendment No. 89 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (m)(6)), filed on December 8, 2010.

(n)	Rule 18f – 3 Multi-Class Plan, amended and restated as of November 1, 2014, is filed herewith as Exhibit (n) to Post-Effective Amendment No. 139 to Registration Statement No. 333-89661 of the Registrant on Form N-1A.

(o)	Reserved.

(p)(1)	Columbia Funds Family Code of Ethics, effective April 14, 2014, is incorporated by reference to Post-Effective Amendment No. 39 to Registration Statement No. 333-146374 of Columbia Funds Variable Series Trust II on Form N-1A (Exhibit (p)(1)), filed on May 15, 2014.

(p)(2)	Columbia Management Investment Advisers, LLC, Columbia Management Investment Distributors, Inc. and Threadneedle International Ltd Code of Ethics, effective December 8, 2014, is incorporated by reference to Post-Effective Amendment No. 120 to Registration Statement No. 333-131683 of Columbia Funds Series Trust II on Form N-1A (Exhibit (p)(2)), filed on November 25, 2014.

(p)(3)	Marsico Capital Management, LLC Code of Ethics, effective December 10, 2012, is incorporated by reference to Post-Effective Amendment No. 119 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (p)(3)), filed on June 27, 2013.

(q)(1)	Powers of Attorney for Kathleen A. Blatz, Edward J. Boudreau, Jr., Pamela G. Carlton, William P. Carmichael, Patricia M. Flynn, William A. Hawkins, R. Glenn Hillard, Stephen R. Lewis, Jr., Catherine James Paglia, Leroy C. Richie, Anthony M. Santomero, Minor M. Shaw, Alison Taunton-Rigby and William F. Truscott dated April 17, 2013, is incorporated by reference to Post-Effective Amendment No. 116 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (q)(1)), filed on May 2, 2013.

(q)(2)	Power of Attorney for J. Kevin Connaughton dated May 1, 2010, is incorporated by reference to Post-Effective Amendment No. 82 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (q)(2)), filed on May 28, 2010.

ITEM 29.	Persons Controlled by or Under Common Control with the Registrant

Columbia Management Investment Advisers, LLC (the investment manager or Columbia Management), as sponsor of the Columbia funds, may make initial capital investments in Columbia funds (seed accounts). Columbia Management also serves as investment manager of certain Columbia funds-of-funds that invest primarily in shares of affiliated funds (the “underlying funds”). Columbia Management does not make initial capital investments or invest in underlying funds for the purpose of exercising control. However, since these ownership interests may be significant, in excess of 25%, such that Columbia Management may be deemed to control certain Columbia funds, procedures have been put in place to assure that public shareholders determine the outcome of all actions taken at shareholder meetings. Specifically, Columbia Management (which votes proxies for the seed accounts) and the Boards of Trustees of the affiliated funds-of-funds (which votes proxies for the affiliated funds-of-funds) vote on each proposal in the same proportion as the vote of the direct public shareholders vote; provided, however, that if there are no direct public shareholders of an underlying fund or if direct public shareholders represent only a minority interest in an underlying fund, the Fund may cast votes in accordance with instructions from the independent members of the Board.

ITEM 30.	Indemnification

Article VII of the Registrant’s Declaration of Trust, as amended, provides that the Registrant shall indemnify any person who was or is a party, or is threatened to be made a party, to any proceeding, by reason of the fact that he or she is or was a trustee, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines, settlements and other amounts incurred in connection with such proceeding, under specified circumstances, all as more fully set forth in the Declaration of Trust, which is filed as an exhibit to this registration statement.

Section 17(h) of the Investment Company Act of 1940 (“1940 Act”) provides that no instrument pursuant to which Registrant is organized or administered shall contain any provision which protects or purports to protect any trustee or officer of Registrant against any liability to Registrant or its shareholders to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

In accordance with Section 17(h) of the 1940 Act, no trustee or officer has a right to indemnification under the Declaration of Trust for any liability by reason of willful misfeasance, bad faith, negligence, or reckless disregard of the duties involved in the conduct of his or her office.

Pursuant to the Distribution Agreement, Columbia Management Distributors, Inc. agrees to indemnify the Registrant, its officers and trustees against claims, demands, liabilities and expenses under specified circumstances, all as more fully set forth in the Registrant’s Distribution Agreement, which has been filed as an exhibit to the registration statement.

The Registrant may be party to other contracts that include indemnification provisions for the benefit of the Registrant’s trustees and officers.

The trustees and officers of the Registrant and the personnel of the Registrant’s investment adviser and principal underwriter are insured under an errors and omissions liability insurance policy. Registrant’s investment adviser, Columbia Management Investment Advisers, LLC, maintains investment advisory professional liability insurance to insure it, for the benefit of Registrant and its non-interested trustees, against loss arising out of any effort, omission, or breach of any duty owed to Registrant or any series of Registrant by Columbia Management Investment Advisers, LLC.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s organizational instruments or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and, therefore, is unenforceable.

ITEM 31.	Business and Other Connections of the Investment Advisor

To the knowledge of the Registrant, none of the directors or officers of Columbia Management Investment Advisers, LLC (the Investment Manager), the Registrant’s investment adviser, or Marsico Capital Management, LLC (Marsico) or Threadneedle International Limited (Threadneedle), the subadvisers to certain of the Registrant’s portfolios, except as set forth below, are or have been, at any time during the Registrant’s past two fiscal years, engaged in any other business, profession, vocation or employment of a substantial nature.

(a) The Investment Manager, a wholly-owned subsidiary of Ameriprise Financial, Inc. performs investment advisory services for the Registrant and certain other clients. Information regarding the business of the Investment Manager and certain of its officers is set forth in the Prospectuses and Statements of Additional Information of the Registrant’s portfolios and is incorporated herein by reference. Information about the business of the Investment Manager and the directors and principal executive officers of the Investment Manager is also included in the Form ADV filed by the Investment Manager (formerly, RiverSource Investments, LLC) with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-25943), which is incorporated herein by reference. In addition to their position with the Investment Manager, certain directors and officers of the Investment Manager also hold various positions with, and engage in business for, Ameriprise Financial, Inc. or its other subsidiaries.

(b) Marsico performs investment management services for the Registrant and certain other clients. Information regarding the business of Marsico and certain of its officers is set forth in the Prospectuses and Statement of Additional Information of the Registrant’s portfolio(s) subadvised by Marsico and is incorporated herein by reference. Information about the business of Marsico and the directors and principal executive officers of Marsico is also included in the Form ADV filed by Marsico with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-54914), which is incorporated herein by reference.

(c) Threadneedle performs investment management services for the Registrant and certain other clients. Information regarding the business of Threadneedle and certain of its officers is set forth in the Prospectuses and Statement of Additional Information of the Registrant’s portfolio(s) subadvised by Threadneedle and is incorporated herein by reference. Information about the business of Threadneedle and the directors and principal executive officers of Threadneedle is also included in the Form ADV filed by Threadneedle with the SEC pursuant to the Investment Advisers Act of 1940 (File No. 801-63196), which is incorporated herein by reference.

ITEM 32.	Principal Underwriters

(a) Columbia Management Investment Distributors, Inc. acts as principal underwriter for the following investment companies, including the Registrant:

Columbia Acorn Trust; Columbia Funds Series Trust; Columbia Funds Series Trust I; Columbia Funds Series Trust II; Columbia Funds Variable Series Trust II; Columbia Funds Variable Insurance Trust; Columbia Funds Variable Insurance Trust I; and Wanger Advisors Trust.

(b) As to each director, principal officer or partner of Columbia Management Investment Distributors, Inc.

Name and Principal Business Address*	Position and Offices with Principal Underwriter	Positions and Offices with Registrant

William F. Truscott	Chief Executive Officer	Board Member, Senior Vice President

Joseph Kringdon	President and Head of Intermediary Distribution	None

Amy Unckless	Managing Director, Head of Private Wealth Management and Investment Only	None

Jeffrey F. Peters	Managing Director and Head of Global Institutional Distribution	None

Dave K. Stewart	Chief Financial Officer	None

Scott R. Plummer	Senior Vice President, Chief Legal Officer, Head of Global Asset Management Legal and Assistant Secretary	Senior Vice President, Chief Legal Officer and Assistant Secretary

Stephen O. Buff	Vice President, Chief Compliance Officer	None

Hector DeMarchena	Vice President – Institutional Asset Management Product Administration and Assistant Treasurer	None

Joe Feloney	Vice President – National Sales Manager – U.S. Trust/Private Wealth Management	None

Thomas A. Jones	Vice President and Head of Strategic Relations	None

Gary Rawdon	Vice President – Sales Governance and Administration	None

Thomas R. Moore	Secretary	None

Michael E. DeFao	Vice President and Assistant Secretary	Vice President and Assistant Secretary

Paul B. Goucher	Vice President and Assistant Secretary	Vice President and Assistant Secretary

Tara W. Tilbury	Vice President and Assistant Secretary	Assistant Secretary

Nancy W. LeDonne	Vice President and Assistant Secretary	None

Ryan C. Larrenaga	Vice President and Assistant Secretary	Assistant Secretary

Joseph L. D’Alessandro	Vice President and Assistant Secretary	Assistant Secretary

Christopher O. Petersen	Vice President and Assistant Secretary	Vice President and Secretary

Eric T. Brandt	Vice President and Assistant Secretary	None

James L. Hamalainen	Treasurer

Ken Murphy	Anti-Money Laundering Officer	None

Kevin Wasp	Ombudsman	None

Lee Faria	Conflicts Officer	None

*	The principal business address of Columbia Management Investment Distributors, Inc. is 225 Franklin Street, Boston MA 02110. (c) Not applicable.

ITEM 33.	Location of Accounts and Records

Persons maintaining physical possession of accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules thereunder include:

•	Registrant, 225 Franklin Street, Boston, MA, 02110;

•	Board Services Corporation, 901 Marquette Ave. S., Minneapolis, MN, 55402;

•	Registrant’s investment adviser and administrator, Columbia Management Investment Advisers, LLC, 225 Franklin Street, Boston, MA 02110;

•	Registrant’s former subadviser, Brandes Investment Partners, L.P., 11988 El Camino Real, San Diego, CA 92130;

•	Registrant’s subadviser, Marsico Capital Management, LLC, 1200 17th Street, Suite 1600, Denver, CO 80202;

•	Registrant’s subadviser, Threadneedle International Limited, 60 St Mary Axe, London EC3A 8JQ, United Kingdom.

•	Registrant’s principal underwriter, Columbia Management Investment Distributors, Inc., 225 Franklin Street, Boston, MA 02110;

•	Registrant’s transfer agent, Columbia Management Investment Services Corp., 225 Franklin Street, Boston, MA 02110;

•	Registrant’s former custodian, State Street Bank and Trust Company, State Street Financial Center, One Lincoln Street, Boston, MA 02111; and

•	Registrant’s custodian, JPMorgan Chase Bank, N.A., 1 Chase Manhattan Plaza 19th Floor, New York, NY 10005.

In addition, Iron Mountain Records Management is an off-site storage facility housing historical records that are no longer required to be maintained on-site. Records stored at this facility include various trading and accounting records, as well as other miscellaneous records. The address for Iron Mountain Records Management is 920 & 950 Apollo Road, Eagan, MN 55121.

ITEM 34.	Management Services

Not Applicable.

ITEM 35.	Undertakings

Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, COLUMBIA FUNDS SERIES TRUST, has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Boston, and The Commonwealth of Massachusetts on the 23rd day of December, 2014.

COLUMBIA FUNDS SERIES TRUST

By:	/s/ J. Kevin Connaughton
J. Kevin Connaughton President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities indicated on the 23rd day of December, 2014.

Signature	Capacity	Signature	Capacity

/s/ J. Kevin Connaughton J. Kevin Connaughton	President (Principal Executive Officer)	/s/ R. Glenn Hilliard* R. Glenn Hilliard	Trustee

/s/ Michael G. Clarke Michael G. Clarke	Chief Financial Officer (Principal Financial Officer)	/s/ Stephen R. Lewis, Jr.* Stephen R. Lewis, Jr.	Trustee

/s/ Joseph F. DiMaria Joseph F. DiMaria	Chief Accounting Officer (Principal Accounting Officer)	/s/ Catherine James Paglia* Catherine James Paglia	Trustee

/s/ William P. Carmichael* William P. Carmichael	Chair of the Board	/s/ Leroy C. Richie* Leroy C. Richie	Trustee

/s/ Kathleen A. Blatz* Kathleen A. Blatz	Trustee	/s/ Anthony M. Santomero* Anthony M. Santomero	Trustee

/s/ Edward J. Boudreau, Jr.* Edward J. Boudreau, Jr.	Trustee	/s/ Minor M. Shaw* Minor M. Shaw	Trustee

/s/ Pamela G. Carlton* Pamela G. Carlton	Trustee	/s/ Alison Taunton-Rigby* Alison Taunton-Rigby	Trustee

/s/ Patricia M. Flynn* Patricia M. Flynn	Trustee	/s/ William F. Truscott* William F. Truscott	Trustee

/s/ William A. Hawkins* William A. Hawkins	Trustee

* By:	/s/ Ryan C. Larrenaga
Name:	Ryan C. Larrenaga**
Attorney-in-fact

**	Executed by Ryan C. Larrenaga pursuant to Trustees Power of Attorney dated April 17, 2013 and incorporated by reference to Post-Effective Amendment No. 116 to Registration Statement No. 333-89661 of the Registrant on Form N-1A (Exhibit (q)(1)), filed with the Commission on May 2, 2013.

Exhibit Index

(h)(2)(i)	Schedule A and Schedule B, as of November 1, 2014, to Amended and Restated Transfer and Dividend Disbursing Agent Agreement by and between the Registrant and Columbia Management Investment Services Corp., dated as of April 27, 2011.

(n)	Rule 18f – 3 Multi-Class Plan, amended and restated as of November 1, 2014.